Exhibit 22

Océ announces expiration of subsequent offering period and completion of tender offer for Imagistics International Inc.

Venlo, the Netherlands, October 31, 2005 - Océ N.V. announced today that the subsequent offering period of the tender offer by its wholly-owned subsidiary Orange Merger Corp. to purchase all of the outstanding shares of common stock (including the associated Series A Junior Participating Preferred Stock purchase rights) of Imagistics International Inc. (NYSE: IGI), at a price of $42.00 per share, net to the seller in cash expired, as scheduled, at 5:00 p.m., New York City time, on October 28, 2005.

As of 5:00 p.m., October 28, 2005 a total of 13,875,586 shares had been tendered pursuant to the offer and the subsequent offering period, representing approximately 89.2% of Imagistics’ common stock. Orange Merger Corp. has accepted all shares validly tendered as of that time in accordance with the terms of the tender offer. Payments for shares accepted through that time will be made promptly by Mellon Investor Services LLC, the depositary for the tender offer.

Later today, Océ intends to exercise its option, granted in the merger agreement, to purchase newly issued shares from Imagistics that, when added to the number of shares owned by Orange Merger Corp., represent over 90% of Imagistics’ issued and outstanding common stock. Immediately after the exercise of the option, Océ intends to complete the acquisition of Imagistics through a merger of Orange Merger Corp. with and into Imagistics. As a result of the merger, all remaining outstanding shares of Imagistics’ common stock not purchased by Orange Merger Corp. in the tender offer (except for any shares for which appraisal rights under applicable law have been properly exercised) will be converted into the right to receive $42.00 per share, net to the seller in cash. In addition, Imagistics will become a wholly owned subsidiary of Océ. Following the merger, Océ will terminate the listing of Imagistics’ common stock on the New York Stock Exchange.

Océ N.V.
a
P.O. Box 101, 5900 MA Venlo, the Netherlands
Telephone # 31 77 359 2240	Printing for
Océ investor information on Internet: http://investor.oce.com	Professionals

Press release Océ N.V.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities. Any offers to purchase or solicitation of offers to sell will be made only pursuant to a tender offer statement and a solicitation/recommendation statement filed with the Securities and Exchange Commission. Shareholders should read the tender offer statement (including an offer to purchase, a letter of transmittal and other offer documents) and the solicitation/recommendation statement, as such documents have been amended and supplemented, because such documents contain important information. Those materials will be made available to all stockholders of Imagistics International Inc. at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC's web site (http://www.sec.gov). The tender offer statement and related materials may also be obtained for free by directing such requests to D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York 10005, or by calling toll free (800) 859-8508.

October 31, 2005 Océ N.V. Venlo, the Netherlands

For further information:
Investor Relations:	Press:
Pierre Vincent	Paul Hollaar
Senior Vice President Investor Relations	Vice President Corporate Communications
Venlo, the Netherlands	Venlo, the Netherlands
Telephone +31 77 359 2240	Telephone + 31 77 359 2000
E-mail investor@oce.com

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